Exhibit 12.1

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Nine Fiscal Months Ended
	September 30,	Year ended December 31,
	2011	2010	2009	2008	2007	2006
EARNINGS AS DEFINED

Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$121.1	$122.7	$96.3	$280.5	$298.5	$364.3
Preferred stock dividend (pre-tax equivalent)	(0.3)	(0.3)	(0.3)	(0.3)	(0.5)	(0.5)
Fixed charges	77.4	82.1	92.7	109.2	71.3	44.4

TOTAL EARNINGS, AS DEFINED	$198.2	$204.5	$188.7	$389.4	$369.3	$408.2

FIXED CHARGES, AS DEFINED
Interest expense	$70.6	$73.7	$82.1	$98.4	$63.6	$38.1
Amortization of capitalized expenses related to debt	2.4	3.3	4.5	5.7	3.6	3.0
Preferred stock dividend (pre-tax equivalent)	0.3	0.3	0.3	0.3	0.5	0.5
Interest component of rent expense	4.1	4.8	5.8	4.8	3.6	2.8

TOTAL FIXED CHARGES, AS DEFINED	$77.4	$82.1	$92.7	$109.2	$71.3	$44.4

RATIO OF EARNINGS TO FIXED CHARGES	2.6	2.5	2.0	3.6	5.2	9.2